FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: November 10, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Interim Consolidated Financial Statements for the Period Ended September 30, 2009

99.2	Management's Discussion and Analysis

99.3	Certification of Chief Executive Officer

99.4	Certification of Chief Financial Officer

EXHIBIT 99.1

Interim Consolidated Financial Statements

September 30, 2009

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation

Interim Consolidated Financial Statements

June 30, 2009

(Expressed in U.S. dollars)

(Unaudited)

Contents

Interim Consolidated Financial Statements

Consolidated Balance Sheets	3

Interim Consolidated Statements of Operations and Other Comprehensive (Loss) Income	4

Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Interim Consolidated Statements of Cash Flows	6

Summary of Significant Accounting Policies	7-13

Notes to Interim Consolidated Financial Statements	14-26

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

(unaudited)

	September 30, 2009	December 31, 2008
Assets
Current
Cash	$ 75,350,865	$ 2,353,600
Short-term investment (Note 2)	2,284,354	-
Accounts receivable and prepaid expenses	411,978	361,799

	78,047,197	2,715,399

Restricted cash (Notes 2 and 11)	-	5,074,414
Investment (Note 3)	6,127,645	764,145
Property, plant and equipment (Note 4)	8,259,889	828,344
Deferred exploration expenditures (Note 5)	116,546,997	105,891,819

	$ 208,981,728	$ 115,274,121

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$ 859,137	$ 4,295,184

Commitments and guarantees (Notes 8 and 11)

Shareholders’ equity
Share capital (Note 6)	253,231,560	158,527,626
Contributed surplus	16,743,603	14,761,134
Accumulated other comprehensive loss	(593,617)	-
Deficit	(61,258,955)	(62,309,823)

	208,122,591	110,978,937

	$ 208,981,728	$ 115,274,121

Common shares

Authorized	Unlimited	Unlimited
Issued and outstanding	105,961,938	52,482,938

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Interim Consolidated Statements of Operations and

Other Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Expenses
Professional fees	$ 240,515	$ 133,831	$ 550,143	$ 483,088
Consulting fees	128,506	(9)	268,016	678
Office and sundry	193,872	239,476	824,478	733,174
Salary	472,506	404,033	1,358,029	1,289,835
Employee stock based compensation	706,374	359,332	1,390,976	1,115,113
Travel	207,694	157,651	523,699	505,645
Shareholder relations and promotion	84,966	100,721	261,138	447,303
Directors fees	30,000	30,000	90,000	85,000
Interest and bank charges	4,957	6,742	13,463	19,872
Amortization	9,716	7,123	25,122	25,533
Foreign exchange (gain) loss	(6,548,929)	109,846	(6,261,514)	369,418
	4,469,823	(1,548,746)	956,450	(5,074,659)
Interest income	79,132	48,767	94,418	416,976

Income (loss) from operations	4,548,955	(1,499,979)	1,050,868	(4,657,683)

Share of equity loss of BRC DiamondCore Ltd. (Note 3)	-	-	-	(14,256)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3)	-	-	-	11,363,090
Reduction in value of investment in BRC DiamondCore Ltd. (Note 3)	-	-	-	(8,141,380)
Net income (loss) for the period	$ 4,548,955	$ (1,499,979)	$ 1,050,868	$ (1,450,229)
Fair value adjustment on available-for-sale investment	(50,492)	(3,130,588)	(593,617)	(11,271,968)
Reduction in value of investment in BRC DiamondCore Ltd. other than temporary	-	-	-	8,141,380
Other comprehensive loss for the period	(50,492)	(3,130,588)	(593,617)	(3,130,588)
Comprehensive income (loss) for the period	$ 4,498,463	$ (4,630,567)	$ 457,251	$ (4,580,817)
Deficit, beginning of the period	(65,807,910)	(53,789,581)	(62,309,823)	(53,839,331)
Net income (loss) for the period	4,548,955	(1,499,979)	1,050,868	(1,450,229)
Deficit, end of the period	$ (61,258,955)	$ (55,289,560)	$ (61,258,955)	$ (55,289,560)

Basic net income (loss) per share (Note 6 (e))	$ 0.04	$ (0.04)	$ 0.01	$ (0.04)
Diluted net income (loss) per share(Note 6(e))	$ 0.04	$ (0.04)	$ 0.01	$ (0.04)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

(unaudited)

	Share Capital Number of Shares	Share Capital Amount (Note 6)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit
December 31, 2006	38,600,637	$ 130,181,820	$ 6,873,851	$ 7,284	$ (49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)
Transfer to investment for BRC DiamondCore upon loss of significant influence (Note 3)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	1,924,641	-	-
Options exercised or forfeited	622,801	3,734,757	(830,911)	-	-
Fair value adjustment on investment available-for-sale	-	-	-	(13,247,753)	-
Reduction in value of investment other than temporary	-	-	-	13,247,753	-
Issued share capital	12,000,000	16,639,431	-	-	-
Issued warrants	-	1,559,947	-	-	-
Net loss for the year	-	-	-	-	(8,470,492)
December 31, 2008	52,482,938	$ 158,527,626	$ 14,761,134	$ -	$ (62,309,823)
Issued share capital	53,479,000	100,357,254	-	-	-
Financing costs	-	(5,653,320)	-	-	-
Issuance of stock options	-	-	1,982,469	-	-
Fair value adjustment on available-for-sale investment	-	-	-	(593,617)	-
Net income for the period	-	-	-	-	1,050,868
September 30, 2009	105,961,938	$ 253,231,560	$ 16,743,603	$ (593,617)	$ (61,258,955)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Interim Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Cash provided by (used in)

Operating activities
Net income (loss) for the period	$ 4,548,955	$ (1,499,979)	$ 1,050,868	$ (1,450,229)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Unrealized foreign exchange (gain) loss	(4,801,581)	170,057	(4,510,278)	830,012
Share of equity loss	-	-	-	14,256
Gain on dilution of interest in BRC	-	-	-	(11,363,090)
Reduction in value of BRC	-	-	-	8,141,380
Value of options issued (Note 6(d))	796,155	359,332	1,480,757	1,115,113
Amortization	9,716	7,123	25,122	25,533
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(185,119)	310,867	(50,171)	61,668
Accrued interest on short-term investments	1,919	27,730	4,295	568,478
Accounts payable and accrued liabilities	(640,870)	1,033,866	(455,365)	1,173,138

	(270,825)	408,996	(2,454,772)	(883,741)
Investing activities
Acquisition of property, plant and equipment	(7,697,814)	(75,801)	(7,790,845)	(446,058)
Short-term investments	(376,856)	7,750,606	(2,284,289)	26,784,998
Change in restricted cash	5,592,779	-	5,350,779	-
Advances (to) from BRC DiamondCore Ltd.	(5,229,943)	(2,737)	(5,235,349)	8,287
Deferred exploration expenditures (Note 5)	(3,266,340)	(11,964,574)	(12,845,754)	(31,402,913)

	(10,978,174)	(4,292,506)	(22,805,458)	(5,055,686)
Financing activities
Common shares issued, net of issuance costs	2,799	18,204,831	94,703,934	21,108,677

Effect of foreign exchange on cash held in foreign currency	3,896,996	(430,676)	3,553,561	(693,006)

Net (decrease) increase in cash during the period	(7,349,204)	13,890,645	72,997,265	14,476,244
Cash, beginning of period	82,700,069	2,752,612	2,353,600	2,167,013
Cash, end of period	$ 75,350,865	$16,643,257	$ 75,350,865	$16,643,257

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Nature of Business and
Presentation

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes that the Company will continue in operation for a reasonable period of time and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has not generated revenues from operations. As such, the Company’s ability to continue as a going concern depends on its ability to successfully raise additional financing. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be available on acceptable terms.

These interim consolidated financial statements have been prepared on a basis consistent with that followed in the audited consolidated financial statements of the Company for the year ended December 31, 2008, with the exception of the changes disclosed in the notes to these interim consolidated financial statements. The disclosures contained in these interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

Principles of Consolidation

These interim consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments

Investments in companies subject to significant influence are accounted for using the equity method. Investments in companies where significant influence cannot be exerted are designated as available-for-sale. See Financial Instruments – recognition and measurement for further discussion.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization and net realizable value. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Machinery and equipment, which includes a purchased process plant, will not be depreciated until construction is completed.

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Foreign Currency Translation

These interim consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the interim consolidated statements of operations and other comprehensive income (loss).

Deferred Exploration
Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Stock Options

The Company has a stock option plan, which is described in Note 6(d). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital. Shares are issued from treasury upon the exercise of stock options.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. The Company has no asset retirement obligations recorded on its balance sheet as of September 30, 2009.

Financial Instruments – recognition

and measurement

Held-for-trading financial instruments which include cash are initially measured at fair value and changes in fair value are recognized in operations for the period.

Loans and receivables, held-to-maturity financial instruments and other financial instruments are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income (loss) for the period. The Company’s short term investments are classified as held-to-maturity. Accounts receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale financial assets, which include the Company’s investment in BRC DiamondCore Ltd., are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income (loss) except for losses in value that are considered other than temporary. Impairment losses that are considered other than temporary are recorded in the statement of operations and comprehensive income (loss) in the year the impairment occurs.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income (loss) in the period of substantive enactment of new rates. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely than not to be realized.

Net Income (Loss) per Share

Net income (loss) per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the period. Diluted income (loss) per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

Use of Estimates

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures and assessment of other than temporary declines in investments.

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or receive a majority of the expected residual returns. The Company currently does not have any VIE’s.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Future Accounting Standards

Financial Instruments - Disclosures

In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued accounting standard Section 1582, Business Combinations, which is effective for business combinations with an acquisition date after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, Consolidated Financial Statements” and Section 1602, Non-Controlling Interests”. These sections will require that a non-controlling interest be presented as part of shareholder’s equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Future Accounting Standards (continued)

International Financial Reporting Standards

In February 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants (“CICA”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320.

Accounting Changes

Credit Risk and the Fair Value of Financial Assets and
Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the accounting of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been considered in the preparation of these interim consolidated financial statements and did not have any additional impact on the valuation of the Company’s exploration assets.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

Accounting Changes (continued)

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062, Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company adopted this standard commencing in the 2009 fiscal year. The adoption did not have a significant impact on the Company’s interim consolidated financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investment

The Company has invested in a Canadian dollar (“Cdn$”) bankers acceptance with an interest rate of 0.20%, maturity of October 16, 2009 and a market value of $2,284,301 (Cdn$ 2,445,718) (December 31, 2008 - $1,996,620, Cdn$2,431,937). This investment is classified as held-to-maturity. An amount of $1,995,757 with respect to short term investments was classified as restricted cash as at December 31, 2008 (see Note 11).

3.	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 14.35% (December 31, 2008 – 14.35%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of $174,846 as at September 30, 2009 (December 31, 2008 - $768,463). In September 2009, the Company advanced to BRC an amount of $5,919,684 (Cdn$6,337,991) that was used to pay in full all of BRC’s outstanding indebtedness to RBC Dominion Securities Inc. which had been previously guaranteed by the Company (see Note 11). These funds were advanced by the Company under the terms and conditions of a promissory note repayable on demand and bearing interest based on the Royal Bank of Canada prime rate plus 1% per annum. In November 2009, the Company reached a full and final settlement of this debt with BRC (see Note 14). In addition, an amount of $33,115 was payable from BRC with respect to BRC’s share of common expenses in the Congo. The principal business of BRC is the acquisition and exploration of diamond properties. As at September 30, 2009, the Company recognized an unrealized loss of $593,617 to other comprehensive loss to adjust the Company’s investment in BRC to its fair market value of $174,846.

As at December 31, 2008, the Company recognized an unrealized loss of $13,247,753 to other comprehensive income to adjust the Company’s investment in BRC to its fair market value of $768,463. During the fourth quarter of 2008, the global economic down-turn, the credit crisis and the lack of available financing in the market, collectively resulted in a significant decline in the price of many products and commodities, including rough diamonds. BRC as well as many junior mining companies, particularly in the diamond sector, were severely impacted by the decline in price of commodities which in turn resulted in a significant decline in their stock market values during 2008, including BRC’s. As a result, the Company recorded an impairment loss of $13,247,753 and transferred the full unrealized loss from other comprehensive income to net loss to reflect an other than temporary decline in value.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that immediately following the completion of the acquisition, BRC had outstanding approximately 25.74 million shares and former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares.

As a result of this transaction, effective February 11, 2008, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded. The Company no longer exercises significant influence over the operations of BRC and has reclassified this equity investment as available-for-sale.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

4.	Property, Plant and Equipment

September 30, 2009	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 210,143	$ 98,468	$ 111,675
Office equipment	607,012	456,142	150,870
Vehicles	1,082,711	847,381	235,330
Communication equipment	110,489	70,449	40,040
Field camps	869,626	506,429	363,197
Surveying equipment	106,780	94,822	11,958
Geochemistry	186,856	156,048	30,808
Field equipment	85,811	28,526	57,285
Machinery and equipment	7,245,291	-	7,245,291
Leasehold improvement	155,209	141,774	13,435

	$ 10,659,928	$ 2,400,039	$ 8,259,889

December 31, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 202,882	$ 80,114	$ 122,768
Office equipment	541,397	402,590	138,807
Vehicles	951,011	718,744	232,267
Communication equipment	93,343	56,337	37,006
Field camps	600,544	411,117	189,427
Surveying equipment	106,780	79,303	27,477
Geochemistry	186,856	136,778	50,078
Field equipment	32,011	19,813	12,198
Leasehold improvement	154,259	135,943	18,316
	$ 2,869,083	$ 2,040,739	$ 828,344

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

5.	Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Nine months ended September 30, 2009	Year ended December 31, 2008	Cumulative from inception in April 1994 to September 30, 2009

Exploration costs	$ 9,819,288	$ 40,791,660	$ 123,512,558
Stock option compensation expense	501,712	495,203	7,429,241
Amortization of plant and equipment	334,178	517,612	2,106,256
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	10,655,178	41,804,475	132,715,928
Effect of exchange rate change	-	-	2,511

	10,655,178	41,804,475	132,718,439
Write-off	-	-	(16,191,442)

	$ 10,655,178	$ 41,804,475	$ 116,526,997

Mineral Rights

	Nine months ended September 30, 2009	Year ended December 31, 2008	Cumulative from inception in April 1994 to September 30, 2009
Mineral rights	$ -	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in fiscal 2000.

Total deferred exploration expenditures, September 30, 2009	$ 116,546,997

Total deferred exploration expenditures, December 31, 2008	$ 105,891,819

Included in total deferred exploration expenditures is a total cost of $1,195,645 (December 31, 2008 – $935,452) paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On June 25, 2009, the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254).

On February 19, 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

(c)	Share Purchase Warrants

As at September 30, 2009, the Company had outstanding warrants to purchase 6,000,000 common shares of the Company at a price of $2.20 per share until September 17, 2011.

(d)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at September 30, 2009, the Company had 6,719,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$5.93 per share, expiring at various dates between October 2009 and September 2014. The weighted averages of the remaining contractual life of outstanding and exercisable stock options are 3.47 years and 2.05 years, respectively.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(622,801)	(4.70)
Forfeited	(22,500)	(2.00)
Granted	479,500	2.35
Outstanding at December 31, 2008	3,524,750	9.74
Forfeited	(22,000)	3.10
Cancelled	(45,000)	15.00
Expired	(478,000)	3.86
Granted	3,740,000	2.16
Outstanding at September 30, 2009	6,719,750	$5.93

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

6.	Share Capital - (continued)

(d) Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at September 30, 2009:

	Options outstanding and exercisable
Date of grant	Number outstanding at 09/30/09	Options Exercisable at 09/30/09	Exercise price Cdn$	Expiry date

10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
01/21/04	200,000	200,000	3.00	01/21/10
02/11/05	90,000	90,000	4.70	02/10/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	915,000	915,000	15.00	12/18/11
3/29/07	35,000	35,000	15.00	3/29/12
8/24/07	300,000	300,000	12.00	8/24/12
9/26/08	277,500	208,125	3.10	9/26/13
10/30/08	180,000	-	1.10	10/30/13
3/2/09	200,000	-	2.00	3/2/14
3/26/09	3,175,000	-	2.15	3/26/14
4/6/09	10,000	-	2.16	4/6/14
9/1/09	280,000	-	2.30	9/1/14
9/14/09	75,000	-	2.55	9/14/11

	6,719,750	2,730,375

During the three and nine months ended September 30, 2009, the Company recognized in the statement of operations as an expense $706,374 and $1,390,976, respectively (compared to $359,332 and $1,115,113 during the same respective periods in 2008) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s stock option plan that have vested. In addition, an amount of $501,712 (September 30, 2008 - $386,882) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. During the three and nine months ended September 30, 2009, $89,781 (September 30, 2008 – $Nil) was recorded as a consulting expense with respect to stock options granted to a consultant. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

6.	Share Capital - (continued)

(d)	Stock Options - (continued)

The Black-Scholes option-pricing model was used to estimate values of all stock options previously granted based on the following factors:

(i)	risk-free interest rate: 1.35% to 1.90% (2008 – 2.02% to 2.83%)
(ii)	expected volatility: 92.51% to 104.24% (2008 – 72.22% to 79.84%)

(iii) expected life: 2 to 3 years (2008 – 3 years)

(iv) expected dividends: $Nil (2008 - $Nil)

A summary of the status of the Company’s non-vested options as at September 30, 2009 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2008	554,500	$ 1.58
Granted	3,740,000	1.27
Forfeited	(22,000)	1.31
Vested	(283,125)	2.30

Non-vested at September 30, 2009	3,989,375	$1.24

(e)	Income (loss) per Share

Income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the nine month period ended September 30, 2009, amounting to 76,063,389 (September 30, 2008 – 40,844,862) common shares and for the three month period ended September 30, 2009, amounting to 105,961,938 common shares (September 30, 2008 – 42,080,764).

Diluted income (loss) per share was calculated using the treasury stock method. Dilutive stock options and warrants were determined by using the Company’s average share price for the period. For the three and nine months ended September 30, 2009, the average share price used was $1.75 and $2.06 per share, respectively. In 2008, the addition of options and warrants were not included in the calculation of earnings per share as they would have been anti-dilutive.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

7.	Related Party Transactions

During the three and nine months ended September 30, 2009, the Company paid director’s fees of $30,000 and $90,000, respectively to non-executive directors of the Company, (compared to $30,000 and $85,000 during the same respective periods in 2008).

Legal fees of $204,574 and $649,315 incurred for the three and nine month periods ended September 30, 2009, respectively ($510,909 and $699,399 during the same respective periods in 2008) in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at September 30, 2009, $91,964 (December 31, 2008 - $87,195) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Prior to September 2009, the Company acted as a guarantor of a Cdn$6,000,000 line of credit that RBC Dominion Securities Inc. had provided to BRC (see Notes 11 and 14 for additional information regarding this arrangement).

8.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at September 30, 2009 for the following two years are as follows:

2009	72,949
2010	82,972
$ 155,921

9.	Segment Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. Geographic segmentation of property, plant and equipment and deferred exploration expenditures is as follows:

	September 30, 2009	December 31, 2008

Congo – deferred exploration expenditures	$ 116,546,997	$ 105,891,819
Congo – property, plant and equipment	8,153,048	753,453
Canada – property, plant and equipment	106,841	74,891
	$124,806,886	$ 106,720,163

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

10.	Significant Non-cash Transactions

During the periods indicated the Company undertook the following significant non-cash transactions:

	Three months ended September 30, 2009	Three months ended September 30, 2008	Nine months ended September 30, 2009	Nine months ended September 30, 2008
Amortization included in deferred exploration expenditures	$ 121,144	$ 125,997	$ 334,178	$ 403,034
Stock option compensation included in deferred exploration expenditures	$ 218,735	$ 167,047	$ 501,712	$ 386,882

11.	Commitments and Guarantees

RBC Dominion Securities Inc. (the “Lender”) provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. The Company agreed to act as guarantor of the Facility. The said guarantee was secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. BRC did not repay the amounts outstanding under the Facility. At December 31, 2008, an amount of $5,074,414 was classified as restricted cash in order to account for the guarantee. In September 2009, the Company repaid to the Lender on behalf of BRC the full amount owed of Cdn$6,337,991 ($5,919,684) and the Company was fully released and discharged from the guarantee. See notes 3 and 14 for additional information.

12.	Financial Instruments and Risk Management

Fair Value of Financial Instruments

The balance sheet carrying amounts for cash, accounts receivable and prepaid expenses, short-term investment, restricted cash and accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign Exchange Risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the interim consolidated statement of operations and other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

12.	Financial Instruments and Risk Management (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at September 30, 2009. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at September 30, 2009.

	Canadian dollars	Congolese francs	South African rand	British pounds
Cash	60,500,732	947,262	808,200	-
Accounts receivable and prepaid expenses	38,588	-	97,334	-
Accounts payable	(335,248)	-	(101,299)	(7,288)
Total foreign currency net working capital	60,204,072	947,262	804,235	(7,288)
US$ exchange rate	0.9340	0.0012	0.1332	1.6008
Total foreign currency net working capital in US$	$ 56,230,603	$ 1,136	$ 107,124	$ 11,666
Impact of a 10% strengthening of the US$ on net loss	$ 5,623,060	$ 114	$ 10,712	$ 1,166
Impact of a 10% strengthening of the US$ on other comprehensive income	$ -	$ -	$ -	$ -

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash, restricted cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

The current global economic conditions have resulted in significant volatility in commodity prices as well as impacting the ability of companies to access the debt and equity markets. There can be no assurance that future financings will become available to the Company.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

12.	Financial Instruments and Risk Management (continued)

Mineral Property Risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

13.	Capital Management

The Company manages its cash, common shares, warrants and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach through the development stage of the Company.

14.	Subsequent Event

In November 2009, the Company entered into a debt settlement agreement (the “Settlement Agreement”) with BRC with respect to the amount of Cdn$6,337,991 (the “Debt”) owed to the Company by BRC. The Company agreed that it will accept in full satisfaction of the Debt 31,689,955 common shares of BRC (the “Debt Shares”) to be issued by BRC from treasury as fully paid (and non-assessable) shares. The Settlement Agreement also includes a call option provision exercisable until April 15, 2011 which provides to two directors of the Company (who are also parties to the Settlement Agreement for the purpose of the call option provision) the right to require the Company to sell all of the Debt Shares to the said directors for an aggregate purchase price of Cdn$5,070,392.

The Company assessed events occurring subsequent to September 30, 2009 through November 10, 2009 for potential recognition and disclosure in the consolidated financial statements. No other events have occurred that would require adjustment to or disclosure in the consolidated financial statements which were issued November 10, 2009.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

15.	Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Deferred Exploration Expenditures

U.S. GAAP requires that deferred exploration expenditures pertaining to mineral properties with no proven reserves be reflected as an expense in the period incurred.

(b)	Investment in BRC

Prior to February 11, 2008, the investment in BRC is classified as an equity investment. For U.S. GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition, as the investee is a self sustaining operation, account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

Under Canadian GAAP, the dilution gains are recorded in income. Under U.S. GAAP, per SAB Topic 5-H because the investee is in the exploration stage, the dilution gains must be included in capital.

(c)	Recently issued United States Accounting Standards

On May 28, 2009, the Financial Accounting Standards Board (“FASB”) issued FAS 165 (ASC 855-10), Subsequent Events (“FAS 165 (ASC 855-10)”). FAS 165 (ASC 855-10) establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. An entity must recognize in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including estimates inherent in the process of preparing financial statements. However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date but before the financial statements are issued or are available to be issued. It states that an entity should disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. This statement is effective for annual and interim periods ending after June 15, 2009. The adoption of this standard did not have a material impact on the Company’s interim consolidated financial statements.

On April 9, 2009, the FASB issued FASB Staff Position FAS 107-1 (ASC 825-10), Interim Disclosures about Fair Value of Financial Instruments (“FSP 107-1 (ASC 825-10)”). FSP 107-1 (ASC 825-10) amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 (ASC 825-10) also amends Accounting Principles Board Opinion No. 28, Interim Financial Reporting, to require those disclosures summarized financial information at interim reporting periods. FSP 107-1 (ASC 825-10) is for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. An entity may have to early adopt FSP 107-1 (ASC 825-10) if certain requirements are met. FSP 107-1 (ASC 825-10) does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FSP 107-1 (ASC 825-10) requires comparative disclosures only for periods ending after initial adoption. The adoption of this standard did have a material impact on the Company’s interim consolidated financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Interim Consolidated Statements of Operations and Other Comprehensive Income (Loss)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Income (loss) per Canadian GAAP	$ 4,548,955	$ (1,499,979)	$ 1,050,868	$ (1,450,229)
Equity loss adjustment	-	-	-	(3,093,214)
Deferred exploration expenditures (note 15 (a))	(3,346,846)	(12,738,903)	(10,655,178)	(34,596,824)
Impairment adjustment	-	-	-	4,916,043
Dilution gain adjustment	-	-	-	(11,363,090)
Income (loss) per U.S. GAAP	1,202,109	(14,238,882)	(9,604,310)	(45,587,314)
Other comprehensive loss – Cumulative translation adjustment	-	(9,222)	-	(568,298)
Total comprehensive income (loss)	$ 1,202,109	$ (14,238,104)	$ (9,604,310)	$ (46,155,612)

Income (loss) per share (basic and diluted)	$ 0.01	$ (0.34)	$ (0.12)	$ (1.12)

Consolidated Balance Sheets

	September 30, 2009	December 31, 2008

Total assets per Canadian GAAP	$ 208,981,728	$ 115,274,121
Deferred exploration expenditures (note 15 (a))	(116,546,997)	(105,891,819)

Total assets per U.S. GAAP	$ 92,434,731	$ 9,382,302

Total liabilities per Canadian GAAP	$ 859,137	$ 4,295,184
Total liabilities per U.S. GAAP	$ 859,137	$ 4,295,184

Shareholders’ equity per Canadian GAAP	$ 208,122,591	$ 110,978,937
Deferred exploration expenditures (note 15 (a))	(116,546,997)	(105,891,819)

Total shareholders’ equity per U.S. GAAP	$ 91,575,594	$ 5,087,118

Total liabilities and shareholders’ equity per U.S. GAAP	$ 92,434,731	$ 9,382,302

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

September 30, 2009

15.	Generally Accepted Accounting Principles in Canada and the United States (continued)

Interim Consolidated Statements of Cash Flows
	Three month period ended September 30,		Nine month period ended September 30,
	2009	2008	2009	2008
Cash flow used in
Operating activities per Canadian GAAP	$ (270,825)	$ 408,996	$ (2,454,772)	$ (883,741)
Deferred exploration expenditures (note 15 (a))	(3,266,340)	(9,544,992)	(12,845,754)	(31,402,913)
Operating activities per U.S. GAAP	(3,537,165)	(9,135,996)	(15,300,526)	(32,286,654)

Investing activities per Canadian GAAP	(10,978,174)	(4,292,506)	(22,805,458)	(5,055,686)
Deferred exploration expenditures (note 15 (a))	3,266,340	9,544,992	12,845,754	31,402,913
Cash restricted by BRC guarantee	-	(5,725,108)	-	(5,725,108)
Investing activities per U.S. GAAP	(7,711,834)	(472,622)	(9,959,704)	20,622,119

Financing activities per U.S. GAAP	2,799	18,204,831	94,703,934	21,108,677

Effect of foreign exchange on cash	3,896,996	(430,676)	3,553,561	(693,006)

Net increase (decrease) in cash during the period	(7,349,204)	8,165,537	72,997,265	8,751,136

Cash, beginning of the period	82,700,069	2,752,612	2,353,600	2,167,013

Cash, end of the period	$ 75,350,865	$ 10,918,149	$ 75,350,865	$ 10,918,149

Exploration Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7 (ASC 915), Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under U.S. GAAP:

Consolidated summarized statement of loss and deficit – U.S. GAAP

For the period from inception to September 30, 2009

Exploration expenses	$ (142,419,633)
General and administrative expenses	(40,275,506)
Interest income	5,887,179
Other	(17,330,485)
Net loss from inception to September 30, 2009, being the
deficit accumulated during the exploration stage	$ (194,138,445)

Consolidated summarized statement of cash flows – U.S. GAAP

For the period from inception to September 30, 2009

Cash flows used in operating activities	$ (177,826,404)
Cash flows provided by investing activities	11,038,334
Cash flows provided by financing activities	231,597,950
Effect of exchange rates on cash	10,540,985
Cumulative increase in cash from inception
being Cash, September 30, 2009	$ 75,350,865

EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER OF 2009

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - THIRD QUARTER 2009

The following management’s discussion and analysis (“MD&A”), which is dated as of November 10, 2009, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three and nine month periods ended September 30, 2009, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2009, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2008. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, mineral resource and mineral reserve estimates, potential mineralization, exploration resultsand future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects, failure to establish estimated mineral resources or mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company’s activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,638 square kilometers.

During the third quarter of 2009 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya and Lugushwa projects and began the process of developing the Twangiza property. Exploration activities focused on the delineation of several new mineral prospects which have been identified at Twangiza, Lugushwa and Namoya and within its 14 exploration permit areas. This exploration program consists of auger drilling, gridding, mapping, and soil, stream and rock sampling. No ground exploration was undertaken with respect to the Company’s Kamituga project and the 14 exploration permit areas.

In July 2009, the Company announced that it had filed on SEDAR (www.sedar.com) a National Instrument 43-101 technical report relating to the Updated Feasibility Study of the Company’s Twangiza gold project. This report (the “Current Twangiza Technical Report”) is dated July 17, 2009 and entitled “Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo.” The results of the Updated Twangiza Feasibility Study were reported in the Company’s press release dated June 8, 2009.

The current exploration at Twangiza commenced in October 2005. A Preliminary Assessment Study of Twangiza was completed in July 2007 and advanced to a Pre-Feasibility Study in July 2008. The results of the Feasibility Study of Twangiza were released in January 2009, with the accompanying technical report being filed on SEDAR in February 2009. With the completion of the Updated Feasibility Study of Twangiza, the Company has initiated certain infrastructure improvements at the project site in advance of mine construction. The Company is continuing to optimize the project economics of Twangiza while maintaining exploration activities at Twangiza with the goal of further expanding the oxide and transitional resources.

In August 2009, the Company reported in a press release that the government of the DRC has ratified, with minor modification, the fiscal agreement reached between the government and the Company in February 2009 (for additional information with respect to this fiscal agreement, reference is made to the Company’s August 11, 2009 press release which has been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov). The Company continues to receive full cooperation and support from the DRC’s central and provincial governments as it moves forward to develop its wholly-owned gold projects in the DRC.

In August 2009, the Company announced that it had entered into an agreement to purchase a refurbished gold processing plant (the “plant”) capable of achieving a throughput capacity of 1.3 million tonnes per annum. This acquisition closed in September 2009.  The plant comprises a crushing plant, two ball mills, carbon-in-pulp (CIP) section, gold room and a laboratory. It is estimated that the total cost of purchasing and delivering the plant to Twangiza will be approximately $15.0 million and that it will be erected and commissioned over the next 24 months. Reference is made to the Company’s August 13, 2009 press release (a copy of which can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov) for additional information with respect to this acquisition.

In a press release dated September 24, 2009, the Company announced the appointment of Standard Chartered Bank as the exclusive debt finance advisor for the Twangiza project.

In a press release dated November 2, 2009, the Company provided an update on the construction preparation and exploration of its Twangiza project. The Company plans to begin mobilizing equipment at Twangiza by year-end in order to facilitate the commencement of construction activities in February 2010, following the peak rainy season.

The Company also reported progress with respect to arranging debt financing through Standard Chartered Bank. It is planned that this process will be concluded by early June 2010. Completion of the Twangiza “Phase I” project and the first pouring of gold is scheduled for December 22, 2011.

The Company began a diamond drilling program in October on the Twangiza West flanking structure, where rock sampling and auger drilling results indicate the potential for economic mineralization occurring over a strike length of approximately 1 kilometre, immediately west of the Twangiza Main pit. The initial drilling program comprises 12 holes (1,485 metres) on six 80-metre spaced lines covering the most promising 400 metres of strike. Meanwhile, exploration continues at several prospective sites at the Twangiza project. As a result of ongoing soil, rock chip and channel sampling activities and auger drilling, diamond drilling programs have been planned for the Twangiza East flanking structure, lying immediately east of the Twangiza Main pit, and the Kaziba Prospect. Fieldwork is also progressing at the recently discovered Ntula workings, the Kakeru Grid, the Karhundu area and a Radiometric Anomaly within close proximity of Twangiza. Future fieldwork and drilling programs are planned for the Mufwa and Tshondo prospects.

Qualified Person

Daniel K. Bansah, the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be obtained from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the nine month period ended September 30, 2009, the Company reported net income of $1,050,868, or $0.01 per share, compared to a net loss of $1,450,229, or $0.04 per share, reported for the nine month period ended September 30, 2008. For the three month period ended September 30, 2009, the Company’s net income was $4,548,955, or $0.04 per share, compared to a net loss of $1,499,979, or $0.04 per share, recorded during the three month period September 30, 2008. The Company’s results for the three and nine month periods ended September 30, 2009 were significantly impacted by a foreign exchange gain mainly due to fluctuations in the value of the United States dollar relative to the Canadian dollar. During the three and nine month periods ended September 30, 2009, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2008:

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, during the three and nine month periods ended September 30, 2009 increased to $240,515 and $550,143 respectively, from $133,831 and $483,088 for the respective corresponding periods in 2008. Legal fees were incurred in connection with the Company’s general corporate activities (including compliance with securities regulatory requirements). Professional services fees were higher during the third quarter of 2009 compared to the third quarter of 2008 mainly due to higher auditing and legal fees associated with increased activities of the Company.

Consulting fees

During the three and nine month periods ended September 30, 2009, consulting fees increased to $128,506 and $268,016, respectively, from nominal amounts recorded during the respective three and nine month periods ended September 30, 2008. These consulting fees incurred during the three and nine month periods ended September 30, 2009 were in connection with the Company’s strategic planning and other corporate advice. An amount of $89,781 included in consulting was in relation to stock-based compensation issued to consultants during the three month period ended September 30, 2009.

Office and sundry

Office and sundry expenses, increased by approximately 12% to $824,478 during the nine months ended September 30, 2009 compared to $733,174 for the same period in 2008, mainly due to increased government fees and taxes, specifically with respect to a reassessment of the Ontario Employer Health Tax. During the third quarter, office and sundry expenses, which included items such as rent, filing fees, insurance, communication costs as well as government fees and taxes, decreased to $193,872 from $239,476 incurred during the third quarter of 2008 mainly due to additional filing fees being paid during the third quarter of 2008.

Employee stock-based compensation

The fair value of employee stock-based compensation recorded during the three and nine month periods ended September 30, 2009 increased from the corresponding periods in 2008 mainly due additional stock options granted to employees, directors and officers of the Company during 2009. The employee stock-based compensation expense was $706,374 and $1,390,976, respectively, during the three and nine months periods ended September 30, 2009, and $359,332 and $1,115,113 during the respective comparative periods in 2008.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion decreased to $84,966 and $261,138 for the respective three and nine month periods ended September 30, 2009, from $100,721 and $447,303 for the respective three and nine month periods ended September 30, 2008 mainly due to fewer promotional and investor relations activities undertaken during 2009 as compared to 2008. In addition, many of the agreements with respect to shareholder relations and promotion in force during 2008 were not renewed during 2009 as a result of cost containment measures by the Company.

Foreign exchange (gain) loss

The Company recorded a foreign exchange gain of $6,548,929 during the third quarter of 2009, compared to a foreign exchange loss of $109,846 recorded during the third quarter of 2008. For the nine month period ended September 30, 2009, foreign exchange gain amounted to $6,261,514, compared to a foreign exchange loss of $369,418 recorded during the corresponding period in 2008. Variations in the foreign exchange amounts for the three and nine month periods ended September 30, 2009 compared to the corresponding periods in 2008 were due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s surplus cash is invested in US$ and Cdn$ short term investments with financial institutions. During the three and nine month periods ended September 30, 2009, these short term investments generated interest revenue of $79,132 and $94,418, respectively, compared to $48,767 and $416,976 generated during the respective corresponding periods in 2008. The decrease in interest revenue is mainly due to lower average yield offered by financial institutions for such short term investments.

Exploration expenditures

During the nine month period ended September 30, 2009, the Company incurred exploration expenditures of $10,655,178, capitalized as deferred exploration expenditures in the Company’s interim consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$ 5,110,468
Namoya project	2,767,227
Lugushwa project	2,322,760
Kamituga project	274,590
Banro Congo Mining SARL	180,133

Total	$10,655,178

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of 2009. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2009	2009	2009	2008
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss)	$ 4,548,955	$ (2,151,495)	$ (1,346,592)	$ (7,020,263)
Net income (loss) per share	$ 0.04	$ (0.03)	$ (0.02)	$ (0.16)

	2008	2008	2008	2007
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net (loss) income	$ (1,499,979)	$ (9,555,016)	$ 9,604,766	$ (2,440,694)
Net (loss) income per share	$ (0.04)	$ (0.24)	$ 0.24	$ (0.06)

During the third quarter of 2009, the Company recorded net income of $4,548,955 compared to a net loss of $2,151,495 recorded for the second quarter of 2009. The Company’s results for the third quarter ended September 30, 2009 were significantly impacted by a foreign exchange gain of $6,548,929 as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar. During the second quarter of 2009, the Company recorded a net loss of $2,151,495 compared to a net loss of $1,346,592 reported for the first quarter of 2009. The increase in the net loss recorded during the second quarter of 2009 as compared to the first quarter of 2009 was mainly due to increased government fees and taxes, foreign exchange loss and consulting fees. The Company recorded a net loss of $1,346,592 during the first quarter of 2009 compared to a net loss of $7,020,263 recorded during the fourth quarter of 2008. The results in the fourth quarter were significantly impacted by a $5,106,373 write down of the Company’s equity investment in BRC DiamondCore Ltd (“BRC”). During the third quarter of 2008, the Company recorded a net loss of $1,499,979 compared to a net loss of $9,555,016 reported in the second quarter of 2008. During the second quarter of 2008, the Company recorded a net loss of $9,555,016 compared to net income of $9,604,766 reported for the first quarter of 2008. The Company’s results in the second quarter of 2008 were significantly impacted by the write down of its investment in BRC by $8,141,380 due to a decline in value which was considered to be other than temporary. In addition, during the second quarter of 2008, the Company recorded foreign exchange gain of $121,543 compared to foreign exchange loss of $381,115 recorded during the first quarter of 2008. The income recorded in the first quarter of 2008 was mainly the result of the recognition by the Company of a gain on dilution of equity interest in BRC of $11,363,090, as a result of the reduction of the Company’s equity interest in BRC from 27.43% to 14.55%. In addition, the Company’s first quarter of 2008 results were also impacted by a significant decrease in salary and stock-based compensation expenses compared to the fourth quarter of 2007.

Liquidity and Capital Resources

As at September 30, 2009, the Company had cash and short term investments of $77,635,219 compared to cash and short term investments of $2,353,600 as at December 31, 2008. The Company’s liquidity position was significantly improved during the second quarter of 2009 as the Company completed a financing involving the issuance of 43,479,000 common shares of the Company at a price of Cdn$2.30 per share for gross proceeds of Cdn$100,001,700 ($86,357,254). In February 2009, the Company completed a financing involving the issuance of 10,000,000 common shares of the Company at a price of $1.40 per share for gross proceeds of $14,000,000.

During the nine month period ended September 30, 2009, the Company spent $12,845,754 in exploration expenditures, which included payments for accounts payable amounting to $3,026,466 (compared to $31,402,913 spent in exploration expenditures during the nine month period ended September 30, 2008). In addition, during the nine month period ended September 30, 2009, the Company spent $7,790,845 on capital assets (compared to $446,058 for the nine month period ended September 30, 2008) to carry on its DRC projects (the 2009 figure includes the cost of purchasing the gold plant.  See the disclosure under “General” above.). During the nine month period ended September 30, 2009, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of auger drilling, gridding, mapping, and soil, stream and rock sampling.

The Company intends to implement a phased approach for the development of the Twangiza project with the purchase of a refurbished gold processing plant capable of achieving a throughput capacity of 1.3 million tonnes per annum. Phase I, which will focus on oxide mining operations, has an estimated capital cost of approximately 145 million, including contingencies.

The Company’s estimated capital costs for the full development of the Twangiza project, as outlined in the updated Twangiza feasibility study (reference is made to the Current Twangiza Technical Report for additional information in respect of these estimates), are summarized as follows:

Capex Summary	Feasiblity ($ million)
Mining	$ 79
Process Plant	150
Infrastructure	51
Management Costs	61
$ 341
Contingency	36
Total Capital Costs	$ 377
Hydro Power Costs	67
$ 444

The Company has sufficient funds to complete the exploration programs proposed for 2009. However, the Company will require additional financing in order to carry out plans to develop its Twangiza project as outlined above. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There is no assurance that such financing will be available on acceptable terms, if at all.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 155,921	$ 72,949	$ 82,972	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s interim consolidated financial statements include estimates used in the calculation of the fair value of stock-based compensation, recoverability of deferred exploration expenditures and assessment of other than temporary declines in investments. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates. The Company’s mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature, resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The values of all stock options granted were estimated, using the Black-Scholes option-pricing model, based on the following factors:

-	risk-free interest rate: 1.35% to 1.90% (2008 – 2.02% to 2.83%);
-	expected volatility: 92.51% to 104.24% (2008 – 72.22% to 79.84%);
-	expected life: 2 to 3 years (2008 – 3 years); and
-	expected dividends: $Nil (2007 - $Nil).

Recent Accounting Pronouncements

Financial Instruments - Disclosures

In June 2009, the Canadian Institute of Chartered Accountants (“CICA”), amended Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based on inputs that are not based on observable market data. The amendments to Section 3862 apply to annual financial statements for fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

Business Combinations

In January 2009, the CICA issued accounting standard Section 1582, “Business Combinations”, which is effective for business combinations with an acquisition date after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA handbook Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”. These sections will require that a non-controlling interest be presented as part of shareholders’ equity on the balance sheet and the controlling parent will be required to present 100 percent of the subsidiary’s results in the statement of operations and present the allocation between controlling and non-controlling interest. These standards will be effective January 1, 2011, with early adoption permitted.

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective in the calendar year 2011. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 “Inventories” and IAS 38 “Intangible Assets”, thus mitigating the impact of adopting IFRS at the mandatory transition date. The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320. Due to the anticipated changes in IFRS prior to transition, it is currently not possible to fully determine the impact on the Company’s interim consolidated results.

IFRS Transition Plan

During the first nine months of 2009, the following steps have been completed as part of the formal IFRS transition plan:

•	A formal project structure including project governance
•	An estimate of required resources (combination of internal and external)
•	A detailed timeline for fiscal 2009 and 2010
•	A proposed training program
•	A comprehensive analysis and review of all IFRS 1 elections

During the remainder of 2009, a comprehensive analysis of all GAAP and IFRS differences will be addressed as well as an assessment of the impact on data systems, internal controls over financial reporting and business activities.

Accounting Changes

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of the Company’s financial assets or liabilities.

Mining Exploration Costs

In March 2009 the CICA issued EIC-174, “Mining Exploration Costs”which provides guidance to mining enterprises related to the accounting of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been considered in the preparation of the Company’s September 30, 2009 interim consolidated financial statements and did not have any additional impact on the valuation of the Company’s exploration assets.

Goodwill and Intangible Assets

In February 2008, the CICA issued accounting standard Section 3064, “Goodwill and intangible assets”, replacing Section 3062 “Goodwill and intangible assets” and Section 3450, “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Section 3064 is applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company adopted this standard commencing in the 2009 fiscal year. The adoption did not have a significant impact in the Company’s interim consolidated financial statements.

Financial Instruments

Fair value of financial instruments

The balance sheet carrying amounts for cash, short-term investment, accounts receivable and prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. An analysis of the impact of foreign currency risk on the Company’s net working capital as well as a 10% sensitivity analysis are disclosed in note 12 of the Company’s September 30, 2009 interim consolidated financial statements.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at November 10, 2009, the Company had outstanding 105,961,938 common shares, warrants to purchase an aggregate of 6,000,000 common shares and stock options to purchase an aggregate of 6,899,750 common shares.

Related Party Transactions

During the three and nine months ended September 30, 2009, the Company paid director’s fees of $30,000 and $90,000, respectively, to non-executive directors of the Company, (compared to $30,000 and $85,000 during the same respective periods in 2008). Legal fees of $204,574 and $649,315 incurred for the three and nine month periods ended September 30, 2009, respectively ($510,909 and $699,399 during the same respective periods in 2008) in connection with general corporate matters as well as the Company’s financings, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at September 30, 2009, $91,964 (December 31, 2008 - $87,195) owing to this legal firm was included in accounts payable.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

As at September 30, 2009, an amount of $33,115 was advanced to BRC with respect to the Company’s share of common expenses in the DRC. In addition, RBC Dominion Securities Inc. (the “Lender”) provided BRC a Cdn$6,000,000 line of credit (the “Facility”). The Facility was first made available to BRC in October 2007 originally in the amount of Cdn$3,000,000 and subsequently increased to Cdn$6,000,000 in February 2008. Having regard to the Company’s investment in BRC, the Company agreed to act as guarantor of the Facility. The said guarantee was secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement dated as of October 29, 2007 pursuant to which BRC agreed to repay all amounts outstanding under the Facility and to terminate the Facility by July 28, 2008. In September 2009, the Company advanced to BRC an amount of $5,919,684 (Cdn$6,337,991) required to pay in full all of BRC’s outstanding indebtedness to the Lender previously guaranteed by the Company. These funds were advanced by the Company under the terms and conditions of a promissory note repayable on demand and bearing interest based on the Royal Bank of Canada prime rate plus 1% per annum. In November 2009, the Company entered into a debt settlement agreement (the “Settlement Agreement”) with BRC with respect to the amount of Cdn$6,337,991 (the “Debt”) owed to the Company by BRC. The Company agreed that it will accept in full satisfaction of the Debt 31,689,955 common shares in the capital of BRC (the “Debt Shares”) to be issued by BRC from treasury as fully paid and non-assessable shares. The Settlement Agreement also includes a call option provision exercisable until April 15, 2011 which provides to two directors of the Company (who are also parties to the Settlement Agreement for the purposes of the call option provision) the right to require the Company to sell all of the Debt Shares to the said directors for an aggregate purchase price of Cdn$5,070,392.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. The Company does not have the financial resources at this time to bring a mine into production.

The Company’s properties are in the exploration stage. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the nine month periods ended September 30, 2009 and September 30, 2008, the Company recorded a foreign exchange gain of $6,261,514 and a foreign exchange loss of $369,418, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual financial information form dated March 30, 2009 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov).

EXHIBIT 99.3

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Michael J. Prinsloo, Chief Executive Officer and President of Banro Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Banro Corporation (the "issuer") for the interim period ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

  (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

  (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 10, 2009.

(signed) *"Michael J. Prinsloo"*
Name: Michael J. Prinsloo
Title: Chief Executive Officer and President

EXHIBIT 99.4

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Donat K. Madilo, Chief Financial Officer of Banro Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Banro Corporation (the "issuer") for the interim period ended September 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is *Internal Control – Integrated Framework* issued by The Committee of Sponsoring Organizations of the Treadway Commission.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on July 1, 2009 and ended on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: November 10, 2009.

(signed) *"Donat K. Madilo"*
Name: Donat K. Madilo
Title: Chief Financial Officer